VIA E-MAIL

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief
Kyle Wiley, Staff Attorney

Re:	Luduson G Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed on December 27, 2021
File No. 333-260584

Ladies and Gentlemen:

On behalf of Luduson G Inc. ((the “Company” or “LDSN”), we are hereby responding to the comment letter dated February 9, 2022 (the “Staff Letter”), from the staff of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff Letter to the Company, and the Company’s responses thereto.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1. We note your response to our prior comment 3 that you have had no transactions that involved the transfer of cash or assets throughout your corporate structure. On the cover page, please state whether any transfers, dividends, or distributions have been made to date to investors and, if so, quantify the amounts.

Response: We have amended the cover page to disclose that no transfers, dividends or distributions have been made to investors to date.

Prospectus Summary

Risk Factor Summary, page 4

2. We note your response to prior comment 7. Please expand your disclosure in your prospectus summary and on the cover page to specifically discuss the determinations announced by the PCAOB on December 16, 2021, whether your auditor is subject to such determinations, and that your securities may be prohibited from trading. Refer to Comments 2 and 11 of the Dear Issuer Letter.

Response: We have amended the cover page and page 5 of the prospectus summary to include the foregoing disclosures.

3. In the prospectus summary, disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: We have amended page 3 of the prospectus summary to include the foregoing disclosures.

Risk Factors, page 12

4.        Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We have included on page 18 a new risk factor entitled “The PRC government has significant oversight and discretion over the conduct of a Hong Kong company’s business operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, and may intervene with or influence our operations , may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless, as the government deems appropriate to further regulatory, political and societal goals.”

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Jenny Chen-Drake Jenny Chen-Drake of CHEN-DRAKE LAW